Chunghwa Telecom holds investor conference for the third quarter of 2013 operation results Date of events: 2013/10/21 Contents:

1.	Date of the investor conference: 2013/11/01

2.	Time of the investor conference: 5:00PM

3.	Location of the investor conference: Teleconference

4.	Brief information disclosed in the investor conference: Please refer to http://www.cht.com.tw/chtir at

4:00PM on November 1, 2013 Taipei time.

5.	The presentation of the investor conference release: Please refer to http://newmops.tse.com.tw/

6.	Will the presentation be released in the Company’s website: Presentation will be released on

http://www.cht.com.tw/chtir

7. Any other matters that need to be specified: Teleconference will be held during 5:00-6:00PM on November 1, 2013 Taipei time.